13010759

UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

KH 3/5

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-66266~~

8-68063

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CASCADE PARTNERS BD, LLC, F/K/A SENECA PARTNERS BD, LLC**

OFFICIAL USE ONLY
8-68063 FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29100 NORTHWESTERN HWY, SUITE 405
(No. and Street)

SOUTHFIELD	MICHIGAN	48034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAJESH KOTHARI (248) 430-6266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – *if individual, state last, first, middle name*)

MELLEN, SMITH & PIVOZ PLC

30600 TELEGRAPH ROAD, #1131	BINGHAM FARMS	MICHIGAN	48025
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant is not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

EM 3/7/13

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RAJESH KOTHARI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CASCADE PARTNERS BD, LLC, f/k/a SENECA PARTNERS BD, LLC as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Brenda R. Santiago, Notary Public
State of Michigan, County of Macomb
My Commission Expires 6/19/2018
Acting in the County of OAKLAND

Signature

MANAGING MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASCADE PARTNERS BD, LLC
f/k/a SENECA PARTNERS BD, LLC

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
YEAR ENDED DECEMBER 31, 2012

CASCADE PARTNERS BD, LLC
f/k/a SENECA PARTNERS BD, LLC

CONTENTS

MELLEN, SMITH & PIVOZ PLC
Certified Public Accountants

Robert E. Mellen, CPA
Michael A. Pivoz, CPA
Mark L. Smith, CPA
Jeffry A. Campeau, CPA
Peijin Wu Harrison, CPA

Gerald A. Kirschner, CPA

Eric L. Lambert, CPA
Lynne E. McKelvey, CPA
Elizabeth M. Pietrangelo, CPA, CFE
Jason L. Pivoz, MST, CPA
Dennis A. Reef, CPA
Kevin S. Terry, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member
Cascade Partners BD, LLC f/k/a Seneca
Partners BD, LLC
Southfield, Michigan

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Cascade Partners BD, LLC, f/k/a Seneca Partners BD, LLC as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

30600 Telegraph Rd. • Suite 1131 • Bingham Farms, MI 48025-4531 • (248) 642-2803 • Fax (248) 642-7236 • www.mspcpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cascade Partners BD, LLC, f/k/a Seneca Partners BD, LLC, as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Mellen Smith & Pivoz

February 21, 2013

CASCADE PARTNERS BD, LLC
f/k/a SENECA PARTNERS BD, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

ASSETS		
Cash	$	103,874
Accounts receivable - Non-customers		15,000
Prepaid expenses		3,223
Total assets	$	122,097

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	10,916
MEMBER'S EQUITY		111,181
Total liabilities and member's equity	$	122,097

See independent auditors' report and notes to financial statements.

CASCADE PARTNERS BD, LLC
f/k/a SENECA PARTNERS BD, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

REVENUE	
Closing fees	$ 285,300
Client advisory fees	183,000
Other income	959
Total revenue	469,259
OPERATING EXPENSES	
Accounting	10,400
Bank service charges	748
Education	666
Insurance	2,702
Marketing	4,925
Office	33,563
Payroll	58,000
Postage	115
Other	43
Registration and licensing	12,255
Rent and utilities	41,569
Telephone	2,909
Travel and entertainment	1,194
Total operating expenses	169,089
INCOME FROM OPERATIONS	300,170
OTHER INCOME (EXPENSE)	
Interest income	6
Interest expense	(4)
Bad debt expense	(57,465)
Total other expense	(57,463)
NET INCOME	242,707
MEMBER'S EQUITY - Beginning of year	54,286
DISTRIBUTIONS	(185,812)
MEMBER'S EQUITY - End of year	$ 111,181

See independent auditors' report and notes to financial statements.

CASCADE PARTNERS BD, LLC
f/k/a SENECA PARTNERS BD, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 242,707
(Increase) Decrease in:	
Accounts receivable	23,987
Prepaid expenses	11,068
Increase (Decrease) in:	
Accounts payable	(2,600)
Deposits	(8,995)
Net cash provided by operating activities	266,167
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to member	(185,812)
NET INCREASE IN CASH	80,355
CASH - Beginning of year	23,519
CASH - End of year	$ 103,874

See independent auditors' report and notes to financial statements.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Cascade Partners BD, LLC, f/k/a Seneca Partners BD, LLC, (the "Company") is a limited broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and is a member of Securities Investor Protection Corporation ("SIPC"). The Company is a Michigan Limited Liability Company that is a wholly owned subsidiary of Cascade Partners LLC. (the "Parent"). The Company provides investment banking and certain other financial services to a variety of companies.

During the year, the Company had a change in ownership which is still pending approval from FINRA. In addition, the Company changed its name from Seneca Partners BD, LLC to Cascade Partners BD, LLC, which was formally approved by FINRA.

Basis of Accounting - The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - For purposes of the statements of cash flows, the Company considers all deposits in demand accounts and all short-term securities purchased with a maturity of three months or less to be cash or cash equivalents.

Accounts Receivable - The accounts receivable are stated at the amount management expects to collect from outstanding balances at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that have not been collected by the time the financial statements are issued.

Revenue Recognition - Closing and client advisory fees are recorded as revenue when earned.

Advertising - The Company expenses all advertising costs when incurred. There was no advertising expense incurred during the year ended December 31, 2012.

Income Taxes - The Company is not a tax paying entity for the purposes of federal and state income taxes. Federal and State income taxes of the Company are reported by the Parent entity, and accordingly, no provision for income taxes has been reflected on the statements. The Company believes that it does not have any uncertain tax positions that result in a material impact on the Company's financial position or statement of activities. The Company is no longer subject to examination by tax authorities for federal and state income taxes for periods before 2009.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards - In June 2011, the FASB issued ASU No. 2011-05 *Comprehensive Income* ("ASU No. 2011-05"). ASU No. 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholder's equity. Instead, ASU No. 2011-05 requires and entity to report comprehensive income either in a single continuous financial statement or in two separate but consecutive statements and requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. ASU 2011-05 is effective for fiscal years beginning after December 15, 2012 for nonpublic entities and interim and annual periods thereafter. The Company has determined that the adoption of ASU No. 2011-05 did not have a material impact on the financial statements for the year ended December 31, 2012.

In December 2011, the FASB issued ASU No. 2011-12 *Comprehensive Income* ("ASU No. 2011-12"). ASU No. 2011-12 defers the requirement in ASU No. 2011-05 that requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. ASU No. 2011-12 does not defer the other requirements of ASU No. 2011-05. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. The Company has determined that the adoption of ASU No. 2011-12 did not have a material impact on the financial statements for the year ended December 31, 2012.

In October 2012, the FASB issued ASU No. 2012-04 *Technical Corrections and Improvements* ("ASU No. 2012-04"). ASU No. 2012-04 makes changes to the Financial Accounting Standards Codification ("FASC") to clarify or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative costs. In addition, ASU No. 2012-04 provides narrow and incremental improvements to the FASC that are not purely technical corrections. For nonpublic entities, the amendments within ASU No. 2012-04 that are subject to transition guidance will be effective for fiscal periods beginning after December 15, 2013. The Company does not currently expect that the adoption of ASU No. 2012-04 will have a material impact on future financial statements.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), or $5,000, whichever is greater. As of December 31, 2012, the Company had net capital of $92,958.

(Continued)

See independent auditors' report.

NOTE 2 - NET CAPITAL REQUIREMENTS *(Continued)*

There were no material differences between net capital as calculated by the Company and the balance as reported in the supplementary information Schedule I - Computation of Net Capital Under SEC Rule 15c3-1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement with the Parent company covering certain general and administrative expenses. The Company is invoiced for these services on a monthly basis. Included in general and administrative expenses are charges for salaries and profit sharing of $58,000, direct client costs of $25,333, rent and utilities of $17,213, and other expenses and fees of $31,823 for the year ended December 31, 2012.

NOTE 4 - OPERATING LEASE

The Company leased its Ann Arbor, Michigan office from January through June under a four year operating lease agreement requiring monthly payments of $7,150 for a total of $42,900. This lease was assumed by Seneca Partners, Inc. beginning July 1, 2012 and was subsequently terminated on September 30, 2012.

The Company subleased portions of the Ann Arbor office. Rental income from January through June 30, 2012 was $21,100 and is included in the rent and utilities expense on the statement of income and changes in member's equity. The subleases were assumed by Seneca Partners, Inc. beginning July 1, 2012 and were subsequently terminated on September 30, 2012.

The Company subleased its Southfield, Michigan office, on a month-to-month basis, from July through December under the Expense Sharing Agreement. See Note 3 for additional information.

Rent expense for the year ended December 31, 2012 is $38,965.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred between December 31, 2012 and February 21, 2013, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. Management has determined that there are material events that would require adjustment to or disclosure in the Company's financial statements.

See independent auditors' report.

SUPPLEMENTARY INFORMATION

MELLEN, SMITH & PIVOZ PLC
Certified Public Accountants

Robert E. Mellen, CPA
Michael A. Pivoz, CPA
Mark L. Smith, CPA
Jeffry A. Campeau, CPA
Peijin Wu Harrison, CPA

Gerald A. Kirschner, CPA

Eric L. Lambert, CPA
Lynne E. McKelvey, CPA
Elizabeth M. Pietrangelo, CPA, CFE
Jason L. Pivoz, MST, CPA
Dennis A. Reef, CPA
Kevin S. Terry, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Member
Cascade Partners BD, LLC, f/k/a Seneca
Partners BD, LLC
Ann Arbor, Michigan

In planning and performing our audit of the financial statements and supplemental schedules of Cascade Partners BD, LLC, f/k/a Seneca Partners BD, LLC, (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-a3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(Continued)

30600 Telegraph Rd. • Suite 1131 • Bingham Farms, MI 48025-4531 • (248) 642-2803 • Fax (248) 642-7236 • www.mspcpa.com

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mellen Smith & Pivoz

February 21, 2013

CASCADE PARTNERS BD, LLC
f/k/a SENECA PARTNERS BD, LLC

Schedule I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2012

NET CAPITAL

TOTAL MEMBER'S EQUITY			$ 111,181
Deduct member's equity not allowable for net capital			-
Total member's equity qualified for net capital			111,181
ADDITIONS			-
DEDUCTIONS			
Accounts receivable - Non-customers			(15,000)
Prepaid expenses			(3,223)
NET CAPITAL			$ 92,958

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND CUSTOMER DEPOSITS	$ 10,916

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM CAPITAL REQUIRED			
The greater of:			
Minimum net capital required:	$	5,000	
Aggregate indebtedness - the basic method:		728	
Minimum net capital required			$ 5,000
Net capital			92,958
EXCESS NET CAPITAL			$ 87,958
EXCESS NET CAPITAL AT 1,000 PERCENT			$ 92,230
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL			11.7%

See independent auditors' report and notes to financial statements.